     FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”) 1240 – 1140 West Pender Street Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

September 8, 2008.

ITEM 3:	News Releases

A news release was issued on September 8, 2008 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.

ITEM 4:	Summary of Material Change

Crosshair has amended the terms of its previously announced spin-out of its gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland (the “Spin-out Properties”) by way of a plan of arrangement (the “Arrangement”). The procedure for the exchange of shares pursuant to the Arrangement has been amended.

ITEM 5:	Full Description of Material Change

Crosshair has amended the terms of the previously announced Arrangement. Pursuant to the terms of the Arrangement, the Spin-out Properties will be transferred to Gemini Metals Corp. (“Gemini”) in exchange for shares of Gemini which will be distributed to shareholders of Crosshair. In its information circular dated July 31, 2008 and mailed to shareholders on August 19, 2008, Crosshair disclosed that holders of Crosshair shares (“Crosshair Shares”) on the close of business on the fourth business day prior to the effective date of the Arrangement (the “Effective Date”) would be entitled to receive share certificates representing shares in Gemini and would be entitled to new common shares of Crosshair (the “Crosshair New Shares”). No new share certificates were to be issued for the Crosshair New Shares and the share certificates representing Crosshair Shares were going to be deemed to be share certificates representing Crosshair New Shares. The procedure for the exchange of shares pursuant to the Arrangement has been amended as described below.

Crosshair has amended the terms of the Arrangement so that Crosshair shareholders as of 12:01 a.m. (Pacific time) (the “Effective Time”) on the Effective Date will participate in the Arrangement. Rather than certificates representing Crosshair Shares being deemed to be certificates representing

Crosshair New Shares, Crosshair shareholders will receive physical share certificates representing Crosshair New Shares in exchange for their certificates representing Crosshair Shares. Accordingly, in order to be entitled to receive Gemini Shares and Crosshair New Shares in the Arrangement a shareholder must own Crosshair Shares at the close of trading on the day before the Effective Date and comply with the new share exchange procedures set out below.

Letters of Transmittal will be sent to the registered holders of Crosshair Shares (“Crosshair Shareholder”) for the purpose of the surrender of Crosshair Share certificates. The details for the surrender of the certificates to Computershare Investor Services Inc. (the “Depositary”) and the addresses of the Depositary are set out in the Letters of Transmittal. Provided that a registered Crosshair Shareholder has delivered and surrendered to the Depositary all of its Crosshair Share certificates, together with a Letter of Transmittal properly completed and executed in accordance with the instructions of the Letter of Transmittal, and any additional documents as the Depositary may reasonably require, the Crosshair Shareholder will be entitled to receive, and Crosshair will cause the Depositary to deliver, certificates representing the number of Gemini Shares and Crosshair New Shares issuable or deliverable pursuant to the Arrangement in respect of the exchange of the securities. Shareholders whose Crosshair Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Crosshair Shares.

The method of delivery of Crosshair Share certificates, the Letter of Transmittal and all other required documents is at the option and risk of the Crosshair Shareholder surrendering them. Crosshair recommends that such documents be delivered by hand to the Depositary, at the office noted in the Letters of Transmittal, and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders holding Crosshair Shares which are registered in the name of an intermediary (such as a bank, trust company securities dealer or broker, or the trustee or administrator of a self-administered registered retirement savings plan, registered education savings plan or similar plan) must contact such intermediary to arrange for the surrender of their Crosshair Share certificates.

Subject to a shareholder exercising its right of dissent pursuant to the terms of the Arrangement, after the Effective Time, any certificate formerly representing Crosshair Shares shall represent only the right to receive Gemini Shares and Crosshair New Shares. To the extent that a holder of Crosshair Shares exchanged pursuant to the Arrangement shall not have complied with the provisions of the Arrangement with respect to exchange of Crosshair Shares on or before the date which is six years after the Effective Date, then the Gemini Shares and Crosshair New Shares issued to such holder of Crosshair Shares pursuant to the Arrangement shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Gemini Shares and Crosshair New Shares held by the Depositary shall be delivered to Crosshair and cancelled and the interest of such Crosshair Shareholder in such Gemini Shares and Crosshair New Shares shall be terminated.

Under the statutory provisions governing the Arrangement, Crosshair is required to seek an interim order and a final order from the B.C. Supreme Court to carry out and complete the spin-out. Crosshair obtained the interim order on August 15, 2008 and mailed to Crosshair shareholders of record on August 11, 2008, an information circular setting out, in prospectus level detail, the final terms and conditions of the Arrangement and the basis on which Crosshair Shareholders would, on its completion, hold or receive shares of the two resulting companies (which has now been amended as set out in this news release). In addition to court approval, there are a number of other conditions that are required in order to complete the Arrangement, including shareholder, legal and regulatory approvals. Crosshair currently anticipates that the Effective Date will be in October 2008.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

September 10, 2008.